MANAGEMENT'S DISCUSSION AND ANALYSIS
32 CN | 2025 Quarterly Review – Third Quarter

MANAGEMENT'S DISCUSSION AND ANALYSIS
Forward-looking statements

Certain statements included in this Management's Discussion and Analysis (MD&A) are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws, including statements based on management’s assessment and assumptions and publicly available information with respect to CN. By their nature, forward-looking statements involve risks, uncertainties and assumptions. CN cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Forward-looking statements may be identified by the use of terminology such as "believes," "expects," "anticipates," "assumes," "outlook," "plans," "targets," or other similar words.

Forward-looking statements include, but are not limited to, those set forth in the table below, which also presents key assumptions used in determining the forward-looking statements. See also the section of this MD&A entitled 2025 Business outlook and assumptions.

Forward-looking statements	Key assumptions
Statements relating to revenue growth opportunities, including those referring to general economic and business conditions
•North American and global economic growth in the short and long term
•Long-term growth opportunities being less affected by current economic conditions
•No material disruption of CN’s operations or of the economy’s supply chains as a result of pandemics or geopolitical conflicts and tensions
•No further deterioration in the North American economy as a result of tariffs, trade barriers and trade actions taken by various governments and agencies globally

Statements relating to the Company's ability to meet debt repayments and future obligations in the foreseeable future, including income tax payments, and capital spending	•Adequate credit ratios •Investment-grade credit ratings •Access to capital markets •Adequate cash generated from operations and other sources of financing
Statements relating to pension contributions
•Adequate cash generated from operations and other sources of financing
•Adequate long-term return on investment on pension plan assets
•Level of funding as determined by actuarial valuations, particularly influenced by discount rates for funding purposes

Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and other factors which may cause actual results, performance or achievements of CN to be materially different from the outlook or any future results, performance or achievements implied by such statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Important risk factors that could affect the forward-looking statements include, but are not limited to, general economic and business conditions, including factors impacting global supply chains such as pandemics and geopolitical conflicts and tensions; trade restrictions, trade barriers, or the imposition of tariffs or other changes to international trade arrangements; industry competition; inflation, currency and interest rate fluctuations; changes in fuel prices; legislative and/or regulatory developments; compliance with environmental laws and regulations; actions by regulators; increases in maintenance and operating costs; security threats; reliance on technology and related cybersecurity risk; transportation of hazardous materials; various events which could disrupt operations, including illegal blockades of rail networks, and natural events such as severe weather, droughts, fires, floods and earthquakes; climate change; labor negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings and other types of claims and litigation; risks and liabilities arising from derailments; timing and completion of capital programs; the availability of and cost competitiveness of renewable fuels and the development of new locomotive propulsion technology; reputational risks; supplier concentration; pension funding requirements and volatility; and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the U.S., including its Annual Information Form and Form 40-F. See the section entitled Business risks of this MD&A and the Company's 2024 Annual MD&A for a description of major risk factors relating to CN.

CN has sustainability-related commitments and climate goals, and continues to assess the impact on its operations of related initiatives, plans and proposals that CN and other stakeholders (including government, regulatory and other bodies) are pursuing in relation to climate change and carbon emissions. The achievement of CN’s climate goals is subject to several risks and uncertainties, including those disclosed in the section entitled Business risks: Reputation of the Company's 2024 Annual MD&A. The achievement of these goals is also subject to circumstances outside of the Company’s control, including the availability and cost competitiveness of renewable fuels and the development and availability of new technologies, such as alternative propulsion locomotive technologies, and the cooperation of third parties such as suppliers, customers, supply chain partners and regulators. There can be no certainty that the Company will achieve any or all of these goals within the stated timeframe, or that achieving any of these goals will meet all of the expectations of its stakeholders or applicable legal requirements. If the Company is unable to achieve its climate goals or satisfy the expectations of its stakeholders, its brand and reputation could be materially and adversely affected.
CN | 2025 Quarterly Review – Third Quarter 33

MANAGEMENT'S DISCUSSION AND ANALYSIS
Forward-looking statements reflect information as of the date on which they are made. CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement. Information contained on, or accessible through, our website is not incorporated by reference into this MD&A.

Introduction

This MD&A dated October 30, 2025, relates to the consolidated financial position and results of operations of Canadian National Railway Company, together with its wholly-owned subsidiaries, collectively "CN" or the "Company," and should be read in conjunction with the Company's September 30, 2025 Interim Consolidated Financial Statements and Notes thereto. It should also be read in conjunction with the Company's 2024 Annual Consolidated Financial Statements, and the 2024 Annual MD&A. All financial information reflected herein is expressed in Canadian dollars and prepared in accordance with United States generally accepted accounting principles (GAAP), unless otherwise noted.

CN's common shares are listed on the Toronto and New York stock exchanges. Additional information about CN filed with Canadian securities regulatory authorities and the United States Securities and Exchange Commission (SEC), including the Company's 2024 Annual Information Form and Form 40-F, may be found online on SEDAR+ at www.sedarplus.ca, on the SEC's website at www.sec.gov through EDGAR, and on the Company's website at www.cn.ca in the Investors section. Printed copies of such documents may be obtained by contacting CN's Corporate Secretary's Office.

Quarterly highlights

Third quarter of 2025 compared to third quarter of 2024
Financial results
•Revenues of $4,165 million, an increase of $55 million, or 1%.
•Operating income of $1,606 million, an increase of $91 million, or 6%.
•Operating ratio, defined as operating expenses as a percentage of revenues, of 61.4%, an improvement of 1.7-points.
•Diluted earnings per share (EPS) of $1.83, an increase of 6%.

•
Operating performance (1)
•Through dwell decreased by 1% to 7.0 (entire railroad, hours).
•Car velocity increased by 1% to 211 (car miles per day).
•Through network train speed increased by 2% to 19.5 (mph).
•Fuel efficiency of 0.833 (US gallons of locomotive fuel consumed per 1,000 gross ton miles (GTMs)), was 2% more efficient.
•Train length increased by 3% to 8,049 (feet).
•Revenue ton miles (RTMs) increased 1% to 57,188 (millions).
•Injury frequency rate increased from 0.99 to 1.29 (per 200,000 person hours). (2)
•Accident rate increased from 1.57 to 1.98 (per million train miles). (2)

(1)Statistical operating data, key operating measures and safety indicators are unaudited and based on estimated data available at such time and are subject to change as more complete information becomes available.
(2)Based on Federal Railroad Administration (FRA) reporting criteria.
Leadership changes
On October 20, 2025, Patrick Whitehead was appointed as Executive Vice-President and Chief Operating Officer. Patrick's appointment follows the departure of Derek Taylor, former Executive Vice-President and Chief Field Operating Officer, from the Company.

On July 21, 2025, Janet Drysdale was appointed as CN's Chief Commercial Officer on an interim basis, following the departure of Remi G. Lalonde. On October 20, 2025, Janet Drysdale was appointed as Executive Vice-President and Chief Commercial Officer.

34 CN | 2025 Quarterly Review – Third Quarter

MANAGEMENT'S DISCUSSION AND ANALYSIS
On April 14, 2025, Bhushan Ivaturi was appointed as CN's Executive Vice-President and Chief Information and Technology Officer succeeding Dominique Malenfant.

Acquisition
Iowa Northern Railway Company
On January 14, 2025, the Surface Transportation Board (STB) issued a final decision approving CN’s application to acquire control of the Iowa Northern Railway Company (IANR), subject to certain conditions. The Company assumed control of IANR on March 1, 2025 (Control Date) and began consolidating IANR on that date, accounting for the acquisition as a business combination achieved in stages. The Company derecognized its previously held equity method investment in IANR of $320 million as of March 1, 2025 and remeasured the investment at its Control Date fair value of $344 million resulting in a net remeasurement gain of $24 million recorded in Other income in the Consolidated Statements of Income. The fair value of the previously held equity interest in IANR was determined through use of a discounted cash flow approach, which incorporated the Company’s best estimates of various assumptions including, but not limited to, discount rates and terminal growth rates and multiples.

The Company's Consolidated Balance Sheet includes the assets and liabilities of IANR as of the Control Date, and since that time, IANR’s results of operations have been included in the Company's results of operations. The Company has not provided pro forma information relating to the pre-control date period as the acquisition was not material.

Labor and Workforce negotiations
As at September 30, 2025, CN employed a total of 17,399 employees in Canada, of which 12,424, or 71%, were unionized employees, and 6,838 employees in the U.S., of which 5,695, or 83%, were unionized employees.

Canadian workforce
Teamsters Canada Rail Conference
On April 7, 2025, an arbitrator issued a binding decision, setting the terms of a new three-year collective agreement between CN and Teamsters Canada Rail Conference (TCRC). The three-year agreement covers approximately 6,000 conductors, conductor trainees, yard coordinators and locomotive engineers across CN’s network in Canada and is retroactively effective beginning January 1, 2024 until December 31, 2026.

International Brotherhood of Electric Workers
On February 14, 2025, the new collective agreement with the International Brotherhood of Electric Workers (IBEW) was ratified. The four-year agreement covers approximately 750 Signals and Communications employees in Canada until December 31, 2028.

U.S. workforce
The general approach to labor negotiations by U.S. Class I railroads is to bargain on a collective national basis with the industry, which CN's subsidiaries Grand Trunk Western Railroad Company (GTW), companies owned by Illinois Central Corporation (ICC), Wisconsin Central Ltd. (WC), and Bessemer & Lake Erie Railroad Company (BLE) currently participate in for collective bargaining agreements covering all union-represented employees, with the exception of two employee groups working at Pittsburgh and Conneaut Dock Company (PCD). On November 1, 2024, the National Carriers Conference Committee (NCCC) served a Section 6 notice pursuant to the Railway Labor Act (RLA), which officially opened collective bargaining for the freight industry. As at the date of this MD&A, agreements have been reached and ratified with ten unions, a tentative agreement has been reached with one union and negotiations continue with the remaining one union. There can be no strike or lockout until such time as the parties have failed to reach voluntary agreements and all dispute resolution mechanisms of the RLA have been exhausted. While negotiations are ongoing and until all RLA provisions have been exhausted, all existing contract terms remain in place.

2025 Business outlook and assumptions

The Company continues to assume slightly positive growth in North American industrial production in 2025. For the 2024/2025 crop year, the grain crop in Canada was in line with its five-year average and the U.S. grain crop was above its five-year average. The Company now assumes that the 2025/2026 grain crop in Canada will be above its five-year average (compared to its January 30, 2025 assumption that the 2025/2026 grain crop in Canada will be in line with its five-year average) and continues to assume that the U.S. grain crop will be above its five-year average. The Company notes there is a heightened demand risk as a result of the volatile macroeconomic conditions and global trade tensions.

CN | 2025 Quarterly Review – Third Quarter 35

MANAGEMENT'S DISCUSSION AND ANALYSIS
In 2025, the Company continues to expect to invest approximately $3.35 billion in its capital program, net of amounts reimbursed by customers, to improve the safety, efficiency and integrity of its network. These investments are intended to also enable and support the growth of the Company and will be financed with cash generated from operations or with cash from financing activities.

The forward-looking statements discussed in this 2025 Business outlook and assumptions section are subject to risks and uncertainties that could cause actual results or performance to differ materially from those expressed or implied in such statements and are based on certain factors and assumptions which the Company considers reasonable, about events, developments, prospects and opportunities that may not materialize or that may be offset entirely or partially by other events and developments. In addition to the assumptions and expectations discussed in this section, reference should be made to the section of this MD&A entitled Forward-looking statements for assumptions and risk factors affecting such statements.

Financial highlights

	Three months ended September 30				Nine months ended September 30
In millions, except percentages and per share data	2025	2024		% Change Fav (Unfav)	2025	2024		% Change Fav (Unfav)
Financial performance and liquidity
Revenues	$4,165	$4,110		1%	$12,840	$12,688		1%
Operating income	$1,606	$1,515		6%	$4,854	$4,619		5%
Adjusted operating income (1)(2)	$1,606	$1,515		6%	$4,854	$4,697		3%
Net income	$1,139	$1,085		5%	$3,472	$3,302		5%
Adjusted net income (1)(2)	$1,139	$1,085		5%	$3,472	$3,360		3%
Basic earnings per share	$1.83	$1.72		6%	$5.55	$5.20		7%
Diluted earnings per share	$1.83	$1.72		6%	$5.54	$5.19		7%
Adjusted diluted earnings per share (1)(2)	$1.83	$1.72		6%	$5.54	$5.28		5%
Dividends per share	$0.8875	$0.8450		5%	$2.6625	$2.5350		5%
Operating ratio (3)	61.4%	63.1%	1.7	pts	62.2%	63.6%	1.4	pts
Adjusted operating ratio (1)(2)	61.4%	63.1%	1.7	pts	62.2%	63.0%	0.8	pts
Net cash provided by operating activities	$1,913	$1,774		8%	$4,822	$4,704		3%
Net cash used in investing activities	$1,120	$1,190		6%	$2,481	$2,644		6%
Free cash flow (1)(4)	$793	$584		36%	$2,341	$2,060		14%
In millions, except percentages					As at September 30, 2025	As at December 31, 2024		% Change Fav (Unfav)
Financial position
Total assets					$57,654	$57,067		1%
Total long-term liabilities (5)					$32,208	$32,040		(1%)
(1)These non-GAAP measures do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.
(2)See the section of this MD&A entitled Non-GAAP measures – Adjusted performance measures for an explanation of these non-GAAP measures.
(3)Operating ratio is defined as operating expenses as a percentage of revenues.
(4)See the section of this MD&A entitled Liquidity and capital resources – Free cash flow for an explanation of this non-GAAP measure.
(5)Total long-term liabilities is the difference between Total liabilities and Total current liabilities.

36 CN | 2025 Quarterly Review – Third Quarter

MANAGEMENT'S DISCUSSION AND ANALYSIS
Results of operations

Third quarter and first nine months of 2025 compared to corresponding periods in 2024
Revenues for the third quarter of 2025 were $4,165 million compared to $4,110 million for the same period in 2024, an increase of $55 million, or 1%. The increase was mainly due to higher volumes and higher freight revenue per RTM:
•Volumes: increased mainly due to higher shipments of domestic and international intermodal driven by the impact of the TCRC-related labor uncertainty and work stoppage in the third quarter of 2024 as well as higher exports of Canadian metallurgical coal and U.S. grain; partly offset by lower volumes of Canadian grain, frac sand and refined petroleum products.
•Freight revenue per RTM: increased mainly due to freight rate increases and the positive translation impact of a weaker Canadian dollar; partly offset by the impact of the April 1, 2025 elimination of the Canadian federal carbon tax program, the cost of which is charged back to customers and lower applicable fuel surcharge rates.

Revenues for the first nine months of 2025 were $12,840 million compared to $12,688 million for the same period in 2024, an increase of $152 million, or 1%. The increase was mainly due to higher freight revenue per RTM while volumes remained flat:
•Volumes: remained flat mainly due to higher exports of U.S. grain, higher shipments of domestic intermodal, Canadian metallurgical coal and the impact of the TCRC-related labor uncertainty and work stoppage in the third quarter of 2024; offset by lower volumes of refined petroleum products and lower shipments of forest products, frac sand and iron ore.
•Freight revenue per RTM: increased mainly due to freight rate increases and the positive translation impact of a weaker Canadian dollar; partly offset by lower applicable fuel surcharge rates and the impact of the April 1, 2025 elimination of the Canadian federal carbon tax program, the cost of which is charged back to customers.

Operating expenses for the third quarter of 2025 were $2,559 million compared to $2,595 million for the same period in 2024. Operating expenses for the first nine months of 2025 were $7,986 million compared to $8,069 million for the same period in 2024. The decrease of $36 million, or 1%, in the third quarter and the decrease of $83 million, or 1%, in the first nine months of 2025 were mainly due to lower fuel prices and the impact of the April 1, 2025 elimination of the Canadian federal carbon tax program; partly offset by the negative translation impact of a weaker Canadian dollar. In addition, the decrease in the first nine months of 2025 was partly due to the loss on assets held for sale recorded in the second quarter of 2024.

Operating income for the third quarter of 2025 increased by $91 million or 6%, to $1,606 million when compared to the same period in 2024. Operating income for the first nine months of 2025 increased by $235 million, or 5%, to $4,854 million when compared to the same period in 2024. The operating ratio, defined as operating expenses as a percentage of revenues, was 61.4% in the third quarter of 2025 compared to 63.1% in the third quarter of 2024, a 1.7-point improvement. The operating ratio for the first nine months of 2025 was 62.2% compared to 63.6% for the same period in 2024, a 1.4-point improvement.

Net income for the third quarter of 2025 was $1,139 million, an increase of $54 million, or 5%, and diluted earnings per share increased by 6% to $1.83, when compared to the same period in 2024. Net income for the first nine months of 2025 was $3,472 million, an increase of $170 million, or 5%, and diluted earnings per share increased by 7% to $5.54, when compared to the same period in 2024.

CN | 2025 Quarterly Review – Third Quarter 37

MANAGEMENT'S DISCUSSION AND ANALYSIS
Key operating metrics

	Three months ended September 30			Nine months ended September 30
	2025	2024	% Change Fav (Unfav)	2025	2024	% Change Fav (Unfav)
Gross ton miles (GTMs) (millions) (1)	111,901	110,555	1%	344,079	344,034	—%
Train weight (tons) (2)	9,225	9,130	1%	9,141	9,104	—%
Train length (feet) (3)	8,049	7,849	3%	7,923	7,885	—%
Through network train speed (miles per hour) (4)	19.5	19.2	2%	18.7	18.7	—%
Fuel efficiency (US gallons of locomotive fuel consumed per 1,000 GTMs) (5)	0.833	0.854	2%	0.872	0.875	—%
Through dwell (entire railroad, hours) (6)	7.0	7.1	1%	7.2	7.0	(3%)
Car velocity (car miles per day) (7)	211	208	1%	204	208	(2%)
(1)GTMs: The workload performed by system trains in hauling freight or equipment. GTMs are calculated by multiplying the trailing weight by the distance the train moved. A larger number is an indicator of more traffic (and thus more revenue) being moved.
(2)Train weight: An efficiency measurement on how much tonnage each mainline train handles on average as it crosses the network. Calculated as the total of GTMs and divided by total train miles, this measure provides insight on how well each train was maximized in terms of its capacity to move traffic. This operating measure was formerly named Train productivity.
(3)Train length: An efficiency measurement on average trailing length of each mainline train on the network. Calculated as the total of car foot miles (the sum of car length multiplied by miles travelled for each trailing car) divided by total train miles, this measure provides insight on how well each train was maximized in terms of its capacity to move traffic.
(4)Through network train speed: A measure of the line-haul movement from origin to destination, including time at terminals. The average speed is calculated by dividing train miles by total hours operated, excluding yard and local trains, passenger trains, maintenance of way trains, and foreign trains. This measure represents the fluidity of trains on the network, with a higher value also indicating a more fluid network.
(5)Fuel efficiency: This measure represents how efficient the Company is in the generation and utilization of locomotive horsepower in freight train operations, with a lower number indicating improved performance. Fuel efficiency is defined as US gallons of locomotive fuel consumed per 1,000 GTMs.
(6)Through dwell: The average time a car resides within terminal boundaries expressed in hours. The measurement begins with a customer release, received interchange, or train arrival event and ends with a customer placement (actual or constructive), delivered or offered in interchange, or train departure event. This excludes stored, bad ordered, maintenance of way cars, or cars with dwell greater than 10 days. This measure represents the efficiency of handling cars within the terminal, with a lower value indicating higher performance.
(7)Car velocity: The average miles per day traveled by loaded and empty cars (including all active cars whether private, foreign or CN owned) on company lines. This measure represents the fluidity of cars on the network, calculated by the sum of miles each car traveled divided by the sum of all of the cars’ active time, with a higher value indicating a smoother and more fluid operation.

During the third quarter of 2025, fewer network disruptions including the impact of the TCRC-related labor uncertainty and work stoppage in the third quarter of 2024 and the Company's continued focus on its scheduled operating plan drove improvements across all key operating metrics.
Most key operating metrics remained flat during the first nine months of 2025 when compared to the same period in 2024 as a result of less favorable winter operating conditions in the first quarter; offset by fewer network disruptions, including the year-over-year impact of the prior year TCRC-related labor uncertainty and work stoppage.

Non-GAAP measures

This MD&A makes reference to non-GAAP measures, including adjusted performance measures, constant currency, free cash flow and adjusted debt-to-adjusted EBITDA multiple that do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. From management's perspective, these non-GAAP measures are useful measures of performance and provide investors with supplementary information to assess the Company's results of operations and liquidity. These non-GAAP measures should not be considered in isolation or as a substitute for financial measures prepared in accordance with GAAP.

For further details of these non-GAAP measures, including a reconciliation to the most directly comparable GAAP financial measures, refer to the sections of this MD&A entitled Non-GAAP measures: Adjusted performance measures and Constant currency, as well as the section entitled Liquidity and capital resources: Free cash flow and Adjusted debt-to-adjusted EBITDA multiple.

38 CN | 2025 Quarterly Review – Third Quarter

MANAGEMENT'S DISCUSSION AND ANALYSIS
Adjusted performance measures
Adjusted net income, adjusted diluted earnings per share, adjusted operating income, adjusted operating expenses and adjusted operating ratio are non-GAAP measures that are used to set performance goals and to measure CN's performance and may include the following adjustments:
i.operating expense adjustments: workforce reduction program, depreciation expense on the deployment of a replacement system, advisory fees related to shareholder matters, losses and recoveries from assets held for sale, business acquisition-related costs;
ii.non-operating expense adjustments: business acquisition-related financing fees, merger termination income, gains and losses on disposal of property; and
iii.the effect of changes in tax laws including rate enactments and changes in tax positions affecting prior years.

These non-GAAP measures do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.

For the three and nine months ended September 30, 2025, the Company's net income was $1,139 million, or $1.83 per diluted share, and $3,472 million, or $5.54 per diluted share, respectively. There were no adjustments in the third quarter and the first nine months of 2025.

For the three and nine months ended September 30, 2024, the Company's adjusted net income was $1,085 million, or $1.72 per diluted share, and $3,360 million, or $5.28 per diluted share, respectively. The adjusted figures for the nine months ended September 30, 2024 exclude a loss on assets held for sale of $78 million, or $58 million after-tax ($0.09 per diluted share), recorded in the second quarter, resulting from an agreement to transfer the ownership and related risks and obligations of the Quebec Bridge located in Quebec, Canada, to the Government of Canada. See Note 4 - Assets held for sale to the Company's unaudited Interim Consolidated Financial Statements for additional information.

Adjusted net income is defined as Net income in accordance with GAAP adjusted for certain significant items. Management believes that adjusted net income provides additional insight to management and investors into the Company's operations and underlying business trends as well as facilitate period-to-period comparisons, as it excludes certain significant items that are not reflective of CN's underlying business operations and could distort the analysis of trends in business performance. Adjusted diluted earnings per share is defined as adjusted net income divided by the weighted-average diluted shares outstanding. This measure helps management and investors evaluate the Company's profitability on a per-share basis, facilitating the assessment of period-over-period performance by removing the impact of significant, non-recurring items.

The following table provides a reconciliation of Net income and Earnings per share in accordance with GAAP, as reported for the three and nine months ended September 30, 2025 and 2024, to the non-GAAP adjusted performance measures presented herein:

	Three months ended September 30		Nine months ended September 30
In millions, except per share data	2025	2024	2025	2024
Net income	$1,139	$1,085	$3,472	$3,302
Adjustments:
Loss on assets held for sale	—	—	—	78
Tax effect of adjustments (1)	—	—	—	(20)
Total adjustments	$—	$—	$—	$58
Adjusted net income	$1,139	$1,085	$3,472	$3,360
Diluted earnings per share	$1.83	$1.72	$5.54	$5.19
Impact of adjustments, per share	—	—	—	0.09
Adjusted diluted earnings per share	$1.83	$1.72	$5.54	$5.28
(1)The tax impact of adjustments is based on the nature of the item for tax purposes and related tax rates in the applicable jurisdiction.

CN | 2025 Quarterly Review – Third Quarter 39

MANAGEMENT'S DISCUSSION AND ANALYSIS
Adjusted operating income is defined as Operating income in accordance with GAAP adjusted for certain significant operating expense items that are not reflective of CN's underlying business operations. This measure helps management and investors assess the Company's core operating results by excluding items that may distort the analysis of ongoing business performance. Adjusted operating expenses is defined as Operating expenses in accordance with GAAP adjusted for certain significant operating expense items that are not reflective of CN's underlying business operations. This measure provides management and investors with a view of ongoing costs which exclude unusual or non-recurring items, enabling more accurate assessment of cost management and resource allocation across reporting periods. Adjusted operating ratio is defined as adjusted operating expenses as a percentage of revenues. For management and investors, the adjusted operating ratio serves as a key performance indicator of cost management and overall operational effectiveness, as it demonstrates how effectively management controls costs relative to total revenue by excluding unusual or non-recurring items.

The following table provides a reconciliation of Operating income, Operating expenses and operating ratio, as reported for the three and nine months ended September 30, 2025 and 2024, to the non-GAAP adjusted performance measures presented herein:

	Three months ended September 30		Nine months ended September 30
In millions, except percentages	2025	2024	2025	2024
Operating income	$1,606	$1,515	$4,854	$4,619
Adjustment:
Loss on assets held for sale	—	—	—	78
Total adjustment	$—	$—	$—	$78
Adjusted operating income	$1,606	$1,515	$4,854	$4,697

Operating expenses	$2,559	$2,595	$7,986	$8,069
Total adjustment	—	—	—	(78)
Adjusted operating expenses	$2,559	$2,595	$7,986	$7,991

Operating ratio	61.4%	63.1%	62.2%	63.6%
Impact of adjustment	—%	—%	—%	(0.6)%
Adjusted operating ratio	61.4%	63.1%	62.2%	63.0%

40 CN | 2025 Quarterly Review – Third Quarter

MANAGEMENT'S DISCUSSION AND ANALYSIS
Constant currency
Financial results at constant currency allow results to be viewed without the impact of fluctuations in foreign currency exchange rates, thereby facilitating period-to-period comparisons in the analysis of trends in business performance. Measures at constant currency are considered non-GAAP measures and do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. Financial results at constant currency are obtained by translating the current period results denominated in US dollars at the weighted average foreign exchange rates used to translate transactions denominated in US dollars of the comparable period of the prior year.

The average foreign exchange rates were $1.378 and 1.399 per US$1.00 for the three and nine months ended September 30, 2025 and $1.364 and $1.360 per US$1.00 for three and nine months ended September 30, 2024, respectively. On a constant currency basis, the Company's net income for the three and nine months ended September 30, 2025 would have been lower by $1 million ($nil per diluted share) and lower by $45 million ($0.07 per diluted share), respectively.

The following table provides a reconciliation of the impact of constant currency and related percentage change at constant currency on the financial results, as reported for the three and nine months ended September 30, 2025:

	Three months ended September 30				Nine months ended September 30
In millions, except per share data	2025	Constant currency impact	2024	% Change at constant currency Fav (Unfav)	2025	Constant currency impact	2024	% Change at constant currency Fav (Unfav)
Revenues
Petroleum and chemicals	$854	$(4)	$839	1%	$2,577	$(43)	$2,546	—%
Metals and minerals	477	(3)	502	(6%)	1,496	(34)	1,560	(6%)
Forest products	451	(3)	467	(4%)	1,406	(31)	1,462	(6%)
Coal	237	(1)	229	3%	725	(7)	691	4%
Grain and fertilizers	775	(3)	786	(2%)	2,560	(36)	2,384	6%
Intermodal	980	(3)	882	11%	2,928	(19)	2,881	1%
Automotive	217	(1)	217	—%	677	(13)	688	(3%)
Total freight revenues	3,991	(18)	3,922	1%	12,369	(183)	12,212	—%
Other revenues	174	(1)	188	(8%)	471	(7)	476	(3%)
Total revenues	4,165	(19)	4,110	1%	12,840	(190)	12,688	—%
Operating expenses
Labor and fringe benefits	815	(3)	795	(2%)	2,597	(28)	2,539	(1%)
Purchased services and material	562	(3)	566	1%	1,715	(14)	1,715	1%
Fuel	418	(4)	519	20%	1,349	(38)	1,579	17%
Depreciation and amortization	500	(2)	475	(5%)	1,482	(17)	1,403	(4%)
Equipment rents	103	(1)	93	(10%)	326	(8)	294	(8%)
Other	161	(3)	147	(7%)	517	(12)	461	(10%)
Loss on assets held for sale	—	—	—	—%	—	—	78	100%
Total operating expenses	2,559	(16)	2,595	2%	7,986	(117)	8,069	2%
Operating income	1,606	(3)	1,515	6%	4,854	(73)	4,619	4%
Interest expense	(227)	1	(230)	2%	(679)	14	(660)	(1%)
Other components of net periodic benefit income	125	—	114	10%	376	—	341	10%
Other income	3	—	10	(70%)	44	(1)	44	(2%)
Income before income taxes	1,507	(2)	1,409	7%	4,595	(60)	4,344	4%
Income tax expense	(368)	1	(324)	(13%)	(1,123)	15	(1,042)	(6%)
Net income	$1,139	$(1)	$1,085	5%	$3,472	$(45)	$3,302	4%
Diluted earnings per share	$1.83	$—	$1.72	6%	$5.54	$(0.07)	$5.19	5%
CN | 2025 Quarterly Review – Third Quarter 41

MANAGEMENT'S DISCUSSION AND ANALYSIS
Revenues

	Three months ended September 30				Nine months ended September 30
In millions, unless otherwise indicated	2025	2024	% Change	% Change at constant currency (1)	2025	2024	% Change	% Change at constant currency (1)
Freight revenues	$3,991	$3,922	2%	1%	$12,369	$12,212	1%	—%
Other revenues	174	188	(7%)	(8%)	471	476	(1%)	(3%)
Total revenues	$4,165	$4,110	1%	1%	$12,840	$12,688	1%	—%
Freight revenues
Petroleum and chemicals	$854	$839	2%	1%	$2,577	$2,546	1%	—%
Metals and minerals	477	502	(5%)	(6%)	1,496	1,560	(4%)	(6%)
Forest products	451	467	(3%)	(4%)	1,406	1,462	(4%)	(6%)
Coal	237	229	3%	3%	725	691	5%	4%
Grain and fertilizers	775	786	(1%)	(2%)	2,560	2,384	7%	6%
Intermodal	980	882	11%	11%	2,928	2,881	2%	1%
Automotive	217	217	—%	—%	677	688	(2%)	(3%)
Total freight revenues	$3,991	$3,922	2%	1%	$12,369	$12,212	1%	—%

Revenue ton miles (RTMs) (millions) (2)	57,188	56,548	1%	1%	176,452	176,233	—%	—%
Freight revenue/RTM (cents) (3)	6.98	6.94	1%	—%	7.01	6.93	1%	—%
Carloads (thousands)	1,368	1,304	5%	5%	4,095	4,066	1%	1%
Freight revenue/carload ($)	2,917	3,008	(3%)	(3%)	3,021	3,003	1%	(1%)
(1)This non-GAAP measure does not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. See the section of this MD&A entitled Non-GAAP measures – Constant currency for an explanation of this non-GAAP measure.
(2)RTMs is a measure of volumes and is calculated by multiplying the weight in tons of the shipment lading being transported by the number of miles that the shipment is transported on company lines. CN uses RTMs as the primary measure of volumes as compared to Carloads, since RTMs also takes into account the length of haul and weight in the movement.
(3)Freight revenue per RTM is an indicator of revenue yield and represents revenue earned for transporting one ton of freight over a distance of one mile.

Revenues for the third quarter of 2025 were $4,165 million compared to $4,110 million for the same period in 2024, an increase of $55 million, or 1%. The increase was mainly due to higher volumes and higher freight revenue per RTM:
•Volumes: increased mainly due to higher shipments of domestic and international intermodal driven by the impact of the TCRC-related labor uncertainty and work stoppage in the third quarter of 2024 as well as higher exports of Canadian metallurgical coal and U.S. grain; partly offset by lower volumes of Canadian grain, frac sand and refined petroleum products.
•Freight revenue per RTM: increased mainly due to freight rate increases and the positive translation impact of a weaker Canadian dollar; partly offset by the impact of the April 1, 2025 elimination of the Canadian federal carbon tax program, the cost of which is charged back to customers and lower applicable fuel surcharge rates.

Revenues for the first nine months of 2025 were $12,840 million compared to $12,688 million for the same period in 2024, an increase of $152 million, or 1%. The increase was mainly due to higher freight revenue per RTM while volumes remained flat:
•Volumes: remained flat mainly due to higher exports of U.S. grain, higher shipments of domestic intermodal, Canadian metallurgical coal and the impact of the TCRC-related labor uncertainty and work stoppage in the third quarter of 2024; offset by lower volumes of refined petroleum products and lower shipments of forest products, frac sand and iron ore.
•Freight revenue per RTM: increased mainly due to freight rate increases and the positive translation impact of a weaker Canadian dollar; partly offset by lower applicable fuel surcharge rates and the impact of the April 1, 2025 elimination of the Canadian federal carbon tax program, the cost of which is charged back to customers.

Fuel and carbon surcharge revenues decreased by $74 million in the third quarter of 2025 and decreased $299 million in the first nine months of 2025 when compared to the same periods in 2024, mainly due to lower applicable fuel surcharge rates and the April 1, 2025 elimination of the Canadian federal carbon tax program; partly offset by higher volumes.

42 CN | 2025 Quarterly Review – Third Quarter

MANAGEMENT'S DISCUSSION AND ANALYSIS
Petroleum and chemicals

	Three months ended September 30				Nine months ended September 30
	2025	2024	% Change	% Change at constant currency	2025	2024	% Change	% Change at constant currency
Revenues (millions)	$854	$839	2%	1%	$2,577	$2,546	1%	—%
RTMs (millions)	11,662	11,398	2%	2%	34,238	34,763	(2%)	(2%)
Revenue/RTM (cents)	7.32	7.36	(1%)	(1%)	7.53	7.32	3%	1%
Carloads (thousands)	162	158	3%	3%	479	485	(1%)	(1%)
Revenue/carload ($)	5,272	5,310	(1%)	(1%)	5,380	5,249	2%	1%

Revenues for this commodity group increased by $15 million, or 2%, in the third quarter of 2025, when compared to the same period in 2024, mainly due to higher volumes; partly offset by lower revenue per RTM:
•Volumes: increased mainly due to higher shipments of chemicals, plastics as well as crude oil; partly offset by lower domestic volumes of refined petroleum products driven by production disruptions and extended turnarounds at customer facilities.
•Revenue per RTM: decreased mainly due to the impact of the April 1, 2025 elimination of the Canadian federal carbon tax program and lower applicable fuel surcharge rates; partly offset by freight rate increases and the positive translation impact of a weaker Canadian dollar.

Revenues for this commodity group increased by $31 million, or 1%, in the first nine months of 2025 when compared to the same period in 2024, mainly due to higher revenue per RTM; partly offset by lower volumes:
•Volumes: decreased mainly due to lower domestic volumes of refined petroleum products driven by production disruptions and extended turnarounds at customer facilities; partly offset by higher exports of natural gas liquids and higher shipments of plastics.
•Revenue per RTM: increased mainly due to freight rate increases and the positive translation impact of a weaker Canadian dollar; partly offset by lower applicable fuel surcharge rates and the impact of the April 1, 2025 elimination of the Canadian federal carbon tax program.

Metals and minerals

	Three months ended September 30				Nine months ended September 30
	2025	2024	% Change	% Change at constant currency	2025	2024	% Change	% Change at constant currency
Revenues (millions)	$477	$502	(5%)	(6%)	$1,496	$1,560	(4%)	(6%)
RTMs (millions)	6,871	7,275	(6%)	(6%)	20,697	22,183	(7%)	(7%)
Revenue/RTM (cents)	6.94	6.90	1%	—%	7.23	7.03	3%	—%
Carloads (thousands)	225	243	(7%)	(7%)	677	730	(7%)	(7%)
Revenue/carload ($)	2,120	2,066	3%	2%	2,210	2,137	3%	1%

Revenues for this commodity group decreased by $25 million, or 5%, in the third quarter of 2025, when compared to the same period in 2024, mainly due to lower volumes; partly offset by higher revenue per RTM:
•Volumes: decreased mainly due to weaker market fundamentals for frac sand driven by lower levels of natural gas drilling projects in western Canada as well as weaker market fundamentals for iron ore and the shutdown of a mine in the second quarter of 2025. Aluminum volumes were also negatively impacted as a result of U.S. tariffs.
•Revenue per RTM: increased mainly due to freight rate increases and the positive translation impact of a weaker Canadian dollar; partly offset by lower applicable fuel surcharge rates, the impact of the April 1, 2025 elimination of the Canadian federal carbon tax program and an increase in the average length of haul.

CN | 2025 Quarterly Review – Third Quarter 43

MANAGEMENT'S DISCUSSION AND ANALYSIS
Revenues for this commodity group decreased by $64 million, or 4%, in the first nine months of 2025 when compared to the same period in 2024, mainly due to lower volumes; partly offset by higher revenue per RTM:
•Volumes: decreased mainly due to weaker market fundamentals for frac sand driven by lower levels of natural gas drilling projects in western Canada as well as weaker market fundamentals for iron ore and the shutdown of a mine in the second quarter of 2025. Aluminum volumes were also negatively impacted as a result of U.S. tariffs.
•Revenue per RTM: increased mainly due to freight rate increases and the positive translation impact of a weaker Canadian dollar; partly offset by lower applicable fuel surcharge rates and the impact of the April 1, 2025 elimination of the Canadian federal carbon tax program.

Forest products

	Three months ended September 30				Nine months ended September 30
	2025	2024	% Change	% Change at constant currency	2025	2024	% Change	% Change at constant currency
Revenues (millions)	$451	$467	(3%)	(4%)	$1,406	$1,462	(4%)	(6%)
RTMs (millions)	5,159	5,323	(3%)	(3%)	15,659	16,843	(7%)	(7%)
Revenue/RTM (cents)	8.74	8.77	—%	(1%)	8.98	8.68	3%	1%
Carloads (thousands)	68	73	(7%)	(7%)	212	228	(7%)	(7%)
Revenue/carload ($)	6,632	6,397	4%	3%	6,632	6,412	3%	1%

Revenues for this commodity group decreased by $16 million, or 3%, in the third quarter of 2025, when compared to the same period in 2024, mainly due to lower volumes while revenue per RTM remained flat:
•Volumes: decreased mainly due to lower shipments of lumber and woodpulp as a result of ongoing unfavorable market conditions including the impact of higher U.S. anti-dumping and countervailing duties on Canadian lumber.
•Revenue per RTM: remained flat mainly due to freight rate increases and the positive translation impact of a weaker Canadian dollar; offset by the impact of the April 1, 2025 elimination of the Canadian federal carbon tax program, lower applicable fuel surcharge rates and an increase in the average length of haul.

Revenues for this commodity group decreased by $56 million, or 4%, in the first nine months of 2025 when compared to the same period in 2024, mainly due to lower volumes; partly offset by higher revenue per RTM:
•Volumes: decreased mainly due to lower shipments of lumber and woodpulp from ongoing unfavorable market conditions including the impact of higher U.S. anti-dumping and countervailing duties on Canadian lumber.
•Revenue per RTM: increased mainly due to freight rate increases and the positive translation impact of a weaker Canadian dollar; partly offset by lower applicable fuel surcharge rates and the impact of the April 1, 2025 elimination of the Canadian federal carbon tax program.

Carloads decreased more than RTMs in the third quarter when compared to the same period in 2024, mainly due to reduced short-haul shipments of pulp and paper.

Coal

	Three months ended September 30				Nine months ended September 30
	2025	2024	% Change	% Change at constant currency	2025	2024	% Change	% Change at constant currency
Revenues (millions)	$237	$229	3%	3%	$725	$691	5%	4%
RTMs (millions)	5,131	4,908	5%	5%	15,635	14,839	5%	5%
Revenue/RTM (cents)	4.62	4.67	(1%)	(1%)	4.64	4.66	—%	(2%)
Carloads (thousands)	122	116	5%	5%	355	343	3%	3%
Revenue/carload ($)	1,943	1,974	(2%)	(2%)	2,042	2,015	1%	—%

44 CN | 2025 Quarterly Review – Third Quarter

MANAGEMENT'S DISCUSSION AND ANALYSIS
Revenues for this commodity group increased by $8 million, or 3%, in the third quarter of 2025 when compared to the same period in 2024, mainly due higher volumes; partly offset by lower revenue per RTM:
•Volumes: increased mainly due to higher exports of Canadian metallurgical coal; partly offset by lower exports of U.S. thermal coal following planned outages at two thermal coal mines in the U.S., which have now gradually resumed operations.
•Revenue per RTM: decreased mainly due to the impact of the April 1, 2025 elimination of the Canadian federal carbon tax program and lower applicable fuel surcharge rates; partly offset by freight rate increases.

Revenues for this commodity group increased by $34 million, or 5%, in the first nine months of 2025 when compared to the same period in 2024, mainly due to higher volumes while revenue per RTM remained flat:
•Volumes: increased mainly due to higher exports of Canadian metallurgical coal.
•Revenue per RTM: remained flat mainly due to freight rate increases and the positive translation impact of a weaker Canadian dollar; offset by lower applicable fuel surcharge rates and the impact of the April 1, 2025 elimination of the Canadian federal carbon tax program.

Grain and fertilizers

	Three months ended September 30				Nine months ended September 30
	2025	2024	% Change	% Change at constant currency	2025	2024	% Change	% Change at constant currency
Revenues (millions)	$775	$786	(1%)	(2%)	$2,560	$2,384	7%	6%
RTMs (millions)	14,562	15,072	(3%)	(3%)	48,325	46,690	4%	4%
Revenue/RTM (cents)	5.32	5.21	2%	2%	5.30	5.11	4%	2%
Carloads (thousands)	163	163	—%	—%	518	496	4%	4%
Revenue/carload ($)	4,755	4,822	(1%)	(2%)	4,942	4,806	3%	1%

Revenues for this commodity group decreased by $11 million, or 1%, in the third quarter of 2025 when compared to the same period in 2024, mainly due to lower volumes; partly offset by higher revenue per RTM:
•Volumes: decreased mainly due to lower exports of Canadian grain; partly offset by higher exports of U.S. grain.
•Revenue per RTM: increased mainly due to a significant decrease in the average length of haul, freight rate increases and the positive translation impact of a weaker Canadian dollar; partly offset by the impact of the April 1, 2025 elimination of the Canadian federal carbon tax program and lower applicable fuel surcharge rates.

Revenues for this commodity group increased by $176 million, or 7%, in the first nine months of 2025 when compared to the same period in 2024, mainly due to higher volumes and higher revenue per RTM:
•Volumes: increased mainly due to higher exports of U.S. and Canadian grain.
•Revenue per RTM: increased mainly due to freight rate increases and the positive translation impact of a weaker Canadian dollar; partly offset by the impact of the April 1, 2025 elimination of the Canadian federal carbon tax program and lower applicable fuel surcharge rates.

RTMs decreased while Carloads remained flat in the third quarter of 2025 when compared to the same period in 2024, mainly due to increased short-haul shipments of U.S. grain and reduced long-haul shipments of Canadian grain.

Intermodal

	Three months ended September 30				Nine months ended September 30
	2025	2024	% Change	% Change at constant currency	2025	2024	% Change	% Change at constant currency
Revenues (millions)	$980	$882	11%	11%	$2,928	$2,881	2%	1%
RTMs (millions)	13,027	11,793	10%	10%	39,469	38,538	2%	2%
Revenue/RTM (cents)	7.52	7.48	1%	—%	7.42	7.48	(1%)	(1%)
Carloads (thousands)	576	501	15%	15%	1,695	1,625	4%	4%
Revenue/carload ($)	1,701	1,760	(3%)	(4%)	1,727	1,773	(3%)	(3%)
CN | 2025 Quarterly Review – Third Quarter 45

MANAGEMENT'S DISCUSSION AND ANALYSIS
Revenues for this commodity group increased by $98 million, or 11%, in the third quarter of 2025 when compared to the same period in 2024, mainly due to higher volumes and higher revenue per RTM:
•Volumes: increased mainly due to higher shipments in the domestic segment and higher shipments of international intermodal. The increase also reflects the impact of the TCRC-related labor uncertainty and work stoppage in the third quarter of 2024.
•Revenue per RTM: increased mainly due to freight rate increases and the positive translation impact of a weaker Canadian dollar; partly offset by the impact of the April 1, 2025 elimination of the Canadian federal carbon tax program and lower applicable surcharge rates.

Revenues for this commodity group increased by $47 million, or 2%, in the first nine months of 2025 when compared to the same period in 2024, mainly due to higher volumes; partly offset by lower revenue per RTM:
•Volumes: increased mainly due to higher shipments in the domestic segment and higher imports through the Port of Halifax and the Port of Prince Rupert; partly offset by lower imports through the Port of Vancouver. The increase also reflects the impact of the TCRC-related labor uncertainty and work stoppage in the third quarter of 2024.
•Revenue per RTM: decreased mainly due to lower applicable fuel surcharge rates and the impact of the April 1, 2025 elimination of the Canadian federal carbon tax program; partly offset by freight rate increases and the positive translation impact of a weaker Canadian dollar.

Carloads increased more than RTMs in the third quarter of 2025 when compared to the same period in 2024, mainly due to lower average tonnage per car as a result of an increase in empty container returns.

Automotive

	Three months ended September 30				Nine months ended September 30
	2025	2024	% Change	% Change at constant currency	2025	2024	% Change	% Change at constant currency
Revenues (millions)	$217	$217	—%	—%	$677	$688	(2%)	(3%)
RTMs (millions)	776	779	—%	—%	2,429	2,377	2%	2%
Revenue/RTM (cents)	27.96	27.86	—%	—%	27.87	28.94	(4%)	(6%)
Carloads (thousands)	52	50	4%	4%	159	159	—%	—%
Revenue/carload ($)	4,173	4,340	(4%)	(4%)	4,258	4,327	(2%)	(3%)
Revenues for this commodity group remained flat in the third quarter of 2025 when compared to the same period in 2024.
•Volumes: remained flat mainly due to higher shipments of finished vehicles from Mexico into Canada; offset by lower U.S.-Canada transborder shipments of finished vehicles and lower imports via Vancouver.
•Revenue per RTM: remained flat mainly due to freight rate increases, the positive translation impact of a weaker Canadian dollar and a decrease in the average length of haul; offset by the impact of the April 1, 2025 elimination of the Canadian federal carbon tax program and lower applicable fuel surcharge rates.

Revenues for this commodity group decreased by $11 million, or 2%, in the first nine months of 2025 when compared to the same period in 2024, mainly due to lower revenue per RTM; partly offset by higher volumes:
•Volumes: increased mainly due to higher shipments of finished vehicles from Mexico into Canada and within Canada; partly offset by lower transborder shipments of finished vehicles between Canada and the U.S.
•Revenue per RTM: decreased mainly due to the impact of the April 1, 2025 elimination of the Canadian federal carbon tax program and lower applicable fuel surcharge rates; partly offset by freight rate increases and the positive translation impact of a weaker Canadian dollar.

Carloads increased while RTMs remained flat in the third quarter of 2025 when compared to the same period in 2024, mainly due to reduced long-haul domestic shipments of finished vehicles.

46 CN | 2025 Quarterly Review – Third Quarter

MANAGEMENT'S DISCUSSION AND ANALYSIS
Other revenues

	Three months ended September 30				Nine months ended September 30
	2025	2024	% Change	% Change at constant currency	2025	2024	% Change	% Change at constant currency
Revenues (millions)	$174	$188	(7%)	(8%)	$471	$476	(1%)	(3%)

Other revenues decreased by $14 million, or 7% and $5 million, or 1%, in the third quarter of 2025 and the first nine months of 2025, respectively, when compared to the same periods in 2024, mainly due to lower vessel revenues from the iron ore supply chain. The decrease in the first nine months of 2025 was partly offset by increased automotive logistics revenues and increased distribution services.

Operating expenses

Operating expenses for the third quarter of 2025 were $2,559 million compared to $2,595 million for the same period in 2024. Operating expenses for the first nine months of 2025 were $7,986 million compared to $8,069 million for the same period in 2024. The decrease of $36 million, or 1%, in the third quarter and the decrease of $83 million, or 1%, in the first nine months of 2025 were mainly due to lower fuel prices and the impact of the April 1, 2025 elimination of the Canadian federal carbon tax program; partly offset by the negative translation impact of a weaker Canadian dollar. In addition, the decrease in the first nine months of 2025 was partly due to the loss on assets held for sale recorded in the second quarter of 2024.

	Three months ended September 30				Nine months ended September 30
In millions, unless otherwise indicated	2025	2024	% Change	% Change at constant currency (1)	2025	2024	% Change	% Change at constant currency (1)
Labor and fringe benefits	$815	$795	(3%)	(2%)	$2,597	$2,539	(2%)	(1%)
Purchased services and material	562	566	1%	1%	1,715	1,715	—%	1%
Fuel	418	519	19%	20%	1,349	1,579	15%	17%
Depreciation and amortization	500	475	(5%)	(5%)	1,482	1,403	(6%)	(4%)
Equipment rents	103	93	(11%)	(10%)	326	294	(11%)	(8%)
Other	161	147	(10%)	(7%)	517	461	(12%)	(10%)
Loss on assets held for sale	—	—	—%	—%	—	78	100%	100%
Total operating expenses	$2,559	$2,595	1%	2%	$7,986	$8,069	1%	2%
(1)This non-GAAP measure does not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. See the section of this MD&A entitled Non-GAAP measures – Constant currency for an explanation of this non-GAAP measure.

Labor and fringe benefits
Labor and fringe benefits expense increased by $20 million, or 3%, in the third quarter and $58 million, or 2%, in the first nine months of 2025 when compared to the same periods in 2024. The increase in the third quarter was mainly due to higher incentive compensation expense and general wage increases; partly offset by lower average headcount. The increase in the first nine months of 2025 was mainly due to the negative translation impact of a weaker Canadian dollar, higher incentive compensation expense and general wage increases; partly offset by lower average headcount.

Purchased services and material
Purchased services and material expense decreased by $4 million, or 1%, in the third quarter and remained flat in the first nine months of 2025 when compared to the same periods in 2024. The decrease in the third quarter of 2025 was mainly due to lower repairs and maintenance expense. In the first nine months of 2025, lower contracted services expense was offset by higher freight forwarding expense.

Fuel
Fuel expense decreased by $101 million, or 19%, in the third quarter and $230 million, or 15%, in the first nine months of 2025 when compared to the same periods in 2024, mainly due to lower fuel prices and the impact of the April 1, 2025 elimination of the Canadian federal carbon tax program; partly offset by the negative translation impact of a weaker Canadian dollar.

CN | 2025 Quarterly Review – Third Quarter 47

MANAGEMENT'S DISCUSSION AND ANALYSIS
Depreciation and amortization
Depreciation and amortization expense increased by $25 million, or 5%, in the third quarter and $79 million, or 6%, in the first nine months of 2025 when compared to the same periods in 2024, mainly due to a higher depreciable asset base and the negative translation impact of a weaker Canadian dollar.

Equipment rents
Equipment rents expense increased by $10 million, or 11%, in the third quarter and $32 million, or 11%, in the first nine months of 2025 when compared to the same periods in 2024, mainly due to higher car hire expense and the negative translation impact of a weaker Canadian dollar.

Other
Other expense increased by $14 million, or 10%, in the third quarter and $56 million, or 12%, in the first nine months of 2025 when compared to the same periods in 2024. The increase in the third quarter of 2025 was mainly due to higher incident costs. The increase in the first nine months of 2025 was mainly due to higher software and support costs, higher incident costs and lower capital credits; partly offset by lower legal provisions.

Loss on assets held for sale
Loss on assets held for sale of $78 million recorded in the second quarter of 2024 resulting from the Company entering into an agreement to transfer the ownership and related risks and obligations of the Quebec Bridge located in Quebec, Canada to the Government of Canada for a nominal amount. See Note 4 - Assets held for sale to the Company's unaudited Interim Consolidated Financial Statements for additional information.

Other income and expense

Interest expense
Interest expense was $227 million and $679 million for the three and nine months ended September 30, 2025, respectively, compared to $230 million and $660 million respectively, for the same periods in 2024. The increase of $19 million in the first nine months was mainly due to the higher average level of debt and the negative translation impact of a weaker Canadian dollar; partly offset by lower average interest rates.

Other components of net periodic benefit income
Other components of net periodic benefit income were $125 million and $376 million for the three and nine months ended September 30, 2025, respectively, compared to $114 million and $341 million, respectively, for the same periods in 2024. The increase of $11 million and $35 million, respectively, were mainly due to lower interest cost which primarily resulted from changes to discount rates determined at December 31, 2024.

Other income
Other income was $3 million and $44 million for the three and nine months ended September 30, 2025, compared to $10 million and $44 million, respectively, for the same periods in 2024. The decrease in the third quarter was mainly due to a lower gain on foreign exchange. Other income remained flat in the first nine months.

Income tax expense
Income tax expense was $368 million and $1,123 million for the three and nine months ended September 30, 2025 compared to $324 million and $1,042 million for the same periods in 2024. The effective tax rate for the three and nine months ended September 30, 2025 was 24.4% and 24.4%, compared to 23.0% and 24.0% for the same periods in 2024.

On July 4, 2025, the President of the United States signed into law the One Big Beautiful Bill Act (“the Bill”). The Bill addresses numerous spending policies and also makes several adjustments to current tax law, including an increase to the base erosion and anti-abuse tax rate starting in 2026, permanently restoring the ability for immediate deduction of new investments in certain qualified depreciable assets made after January 19, 2025, and providing a higher deduction limitation for net interest expense starting in 2025. The enacted changes in tax laws do not affect the Company’s effective tax rate and have no material impact to its income tax payments.

48 CN | 2025 Quarterly Review – Third Quarter

MANAGEMENT'S DISCUSSION AND ANALYSIS
Summary of quarterly financial data

	2025			2024				2023
	Quarters			Quarters				Quarters
In millions, except per share data	Third	Second	First	Fourth	Third	Second	First	Fourth
Revenues	$4,165	$4,272	$4,403	$4,358	$4,110	$4,329	$4,249	$4,471
Operating income (1)	$1,606	$1,638	$1,610	$1,628	$1,515	$1,558	$1,546	$1,818
Net income (1)	$1,139	$1,172	$1,161	$1,146	$1,085	$1,114	$1,103	$2,130
Basic earnings per share	$1.83	$1.87	$1.85	$1.82	$1.72	$1.75	$1.72	$3.30
Diluted earnings per share (1)	$1.83	$1.87	$1.85	$1.82	$1.72	$1.75	$1.72	$3.29
Dividends per share	$0.8875	$0.8875	$0.8875	$0.8450	$0.8450	$0.8450	$0.8450	$0.7900
(1)Certain quarters include items that management believes do not necessarily arise as part of CN's normal day-to-day operations and can distort the analysis of trends in business performance. See the section of this MD&A entitled Non-GAAP measures as well as the Company's 2024 Annual MD&A for additional information on these items.

Revenues generated by the Company during the year are influenced by seasonal weather conditions, general economic conditions, cyclical demand for rail transportation and competitive forces in the transportation marketplace (see the section entitled Business risks of the Company's 2024 Annual MD&A). Operating expenses reflect the impact of freight volumes, seasonal weather conditions, labor costs, fuel prices and the Company's productivity initiatives. Fluctuations in the Canadian dollar relative to the US dollar have also affected the conversion of the Company's US dollar-denominated revenues and expenses and resulted in fluctuations in Net income in the rolling eight quarters presented above.

Liquidity and capital resources

An analysis of the Company's liquidity and capital resources is provided in the section entitled Liquidity and capital resources of the Company's 2024 Annual MD&A. There were no significant changes during the first nine months of 2025, except as noted below.

As at September 30, 2025 and December 31, 2024, the Company had Cash and cash equivalents of $214 million and $389 million, respectively; Restricted cash and cash equivalents of $12 million and $12 million, respectively; and a working capital deficit of $1,661 million and $1,357 million, respectively.(1) There are currently no specific requirements relating to working capital other than in the normal course of business as discussed herein. The Company expects cash from operations and its various sources of financing to be sufficient to meet its ongoing obligations.

(1)The Company defines working capital as current assets of $2,512 million (December 31, 2024 - $2,619 million) less current liabilities of $4,173 million (December 31, 2024 - $3,976 million).

Available financing sources
For details on the Company's available financing sources, see section entitled Liquidity and capital resources to the Company's 2024 Annual MD&A as well as Note 8 – Financing activities to the Company's September 30, 2025 Interim Consolidated Financial Statements.

Revolving credit facilities
On March 28, 2025, the Company's revolving credit facility agreements were amended to extend their respective tenors by one additional year each. The unsecured credit facility of $2.5 billion consists of two tranches of $1.25 billion and are now maturing on March 31, 2028 and March 31, 2030, respectively. The unsecured credit facility of $1.0 billion is now maturing on March 17, 2027. The credit facilities provide borrowings at various benchmark interest rates, such as the Secured Overnight Financing Rate (SOFR) and the Canadian Overnight Repo Rate Average (CORRA), plus applicable margins, based on CN's credit ratings.

As at September 30, 2025 and December 31, 2024, the Company had no outstanding borrowings under these revolving credit facilities.

Equipment loans
Borrowings under the non-revolving term loan facilities are provided at SOFR or CORRA plus applicable margins.

During the first nine months of 2025, the Company repaid $66 million of its equipment loans. As at September 30, 2025 and December 31, 2024, the Company had outstanding borrowings of $1,360 million and $1,449 million, respectively.
CN | 2025 Quarterly Review – Third Quarter 49

MANAGEMENT'S DISCUSSION AND ANALYSIS
Commercial paper
As at September 30, 2025 and December 31, 2024, the Company had total commercial paper borrowings of US$557 million ($776 million) and US$501 million ($721 million) respectively, presented in Current portion of long-term debt on the Consolidated Balance Sheets.

Accounts receivable securitization program
On March 28, 2025, the Company extended the term of its agreement by one year to February 2, 2027. As at September 30, 2025 and December 31, 2024, the Company had no outstanding borrowings under the accounts receivable securitization program.

Bilateral letter of credit facilities
On March 28, 2025, the Company extended the maturity date of its committed bilateral letter of credit facility agreements to April 28, 2028.

As at September 30, 2025, the Company had outstanding letters of credit of $322 million ($329 million as at December 31, 2024) under the committed facilities and $153 million ($142 million as at December 31, 2024) under the uncommitted facilities.

Credit ratings
The following table provides the Company's long-term debt and commercial paper credit ratings as of the date of this MD&A.

	Outlook	Long-term debt rating (1)	Commercial paper rating (1)
DBRS Morningstar	Stable	A	R-1 (low)
Moody's Investors Service	Stable	A2	P-1
S&P Global Ratings	Stable	A-	A-2
(1)These credit ratings are not recommendations to purchase, hold, or sell the securities referred to above. Ratings may be revised or withdrawn at any time by the credit rating agencies. Each credit rating should be evaluated independently of any other credit rating.

Cash flows

	Three months ended September 30			Nine months ended September 30
In millions	2025	2024	Variance	2025	2024	Variance
Net cash provided by operating activities	$1,913	$1,774	$139	$4,822	$4,704	$118
Net cash used in investing activities	(1,120)	(1,190)	70	(2,481)	(2,644)	163
Net cash used in financing activities	(1,209)	(669)	(540)	(2,514)	(2,287)	(227)
Effect of foreign exchange fluctuations on cash, cash equivalents, restricted cash, and restricted cash equivalents	2	(1)	3	(2)	1	(3)
Net increase (decrease) in cash, cash equivalents, restricted cash, and restricted cash equivalents	(414)	(86)	(328)	(175)	(226)	51
Cash, cash equivalents, restricted cash, and restricted cash equivalents, beginning of period	640	784	(144)	401	924	(523)
Cash, cash equivalents, restricted cash, and restricted cash equivalents, end of period	$226	$698	$(472)	$226	$698	$(472)

Free cash flow
Free cash flow is a useful measure of liquidity as it demonstrates the Company's ability to generate cash for debt obligations and for discretionary uses such as payment of dividends, share repurchases, and strategic opportunities. The Company defines its free cash flow measure as the difference between net cash provided by operating activities and net cash used in investing activities, adjusted for the impact of (i) business acquisitions and combinations (ii) merger transaction-related payments, cash receipts and cash income taxes, which are items that are not indicative of operating trends. Free cash flow does not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.

50 CN | 2025 Quarterly Review – Third Quarter

MANAGEMENT'S DISCUSSION AND ANALYSIS
The following table provides a reconciliation of Net cash provided by operating activities in accordance with GAAP, as reported for the three and nine months ended September 30, 2025 and 2024, to the non-GAAP free cash flow presented herein:

	Three months ended September 30		Nine months ended September 30
In millions	2025	2024	2025	2024
Net cash provided by operating activities	$1,913	$1,774	$4,822	$4,704
Net cash used in investing activities	(1,120)	(1,190)	(2,481)	(2,644)
Free cash flow	$793	$584	$2,341	$2,060

Operating activities
Net cash provided by operating activities increased by $139 million in the third quarter of 2025 and by $118 million in the first nine months of 2025 when compared to the same periods in 2024, mainly due to changes in working capital items and higher operating income.

Pension contributions
The Company's contributions to its various defined benefit pension plans are made in accordance with the applicable legislation in Canada and the U.S. and such contributions follow minimum and maximum thresholds as determined by actuarial valuations.

Additional information relating to the pension plans is provided in Note 17 – Pensions and other postretirement benefits to the Company's 2024 Annual Consolidated Financial Statements and the section entitled Liquidity and capital resources of the Company's 2024 Annual MD&A.

The Company's most recently filed actuarial valuations for funding purposes for its Canadian registered defined benefit pension plans conducted as at December 31, 2024 indicated a funding excess on a going concern basis of approximately $5.3 billion and a funding excess on a solvency basis of approximately $3.4 billion calculated using the three-year average of the plans' hypothetical wind-up ratio.

Pension contributions for all plans for the nine months ended September 30, 2025 and 2024 were $57 million and $51 million, respectively. During the first quarter of 2025, one of CN's Canadian defined contribution pension plans was merged into the CN Pension Plan, and did not result in a remeasurement of the funded status of that plan. Based on the results of the Company's actuarial valuations for funding purposes as at December 31, 2024, the CN Pension Plan remained fully funded and at a level such that the Company continues to be prohibited from making contributions to the defined benefit component of the CN Pension Plan. As such, total cash contributions of approximately $70 million are expected to be made in 2025 for all pension plans other than the defined benefit component of the CN Pension Plan.

Adverse changes to the assumptions used to calculate the Company's funding status, particularly the discount rate, as well as changes to existing federal pension legislation or regulator guidance could significantly impact the Company's future pension contributions.

Income tax payments
Net income tax payments for the nine months ended September 30, 2025 and 2024 were $708 million and $933 million, respectively. The decrease was mainly due to lower required installment payments in Canada. For 2025, the Company's net income tax payments are now expected to be approximately $1.0 billion.

Investing activities
Net cash used in investing activities decreased by $70 million in the third quarter of 2025 and by $163 million in the first nine months of 2025 when compared to the same periods in 2024, mainly due to lower property additions.

Property additions

	Three months ended September 30		Nine months ended September 30
In millions	2025	2024	2025	2024
Track and roadway	$718	$677	$1,605	$1,515
Rolling stock	196	342	352	682
Buildings	41	28	80	58
Information technology	67	94	209	253
Other	83	35	183	97
Property additions	$1,105	$1,176	$2,429	$2,605
CN | 2025 Quarterly Review – Third Quarter 51

MANAGEMENT'S DISCUSSION AND ANALYSIS
2025 Capital expenditure program
In 2025, the Company will continue to invest in its capital program to improve the safety, efficiency and integrity of its network. These investments will enable and support the growth of the Company and will be financed with cash generated from operations or with cash from financing activities as required.

Financing activities
Net cash used in financing activities increased by $540 million in the third quarter of 2025 and increased by $227 million in the first nine months of 2025 when compared to the same periods in 2024. The increase in the third quarter is mainly due to higher repurchases of common shares. The increase in the first nine months is mainly due to higher net repayments of debt including commercial paper; partly offset by lower repurchases of common shares.

Debt financing activities
Debt financing activities in the first nine months of 2025 included the following:
•On September 22, 2025, repayment of $350 million 2.80% Notes due 2025 upon maturity;
•On June 10, 2025, issuance of $500 million 3.50% Notes due 2030 and $500 million 4.20% Notes due 2035 in the Canadian capital markets, which resulted in total net proceeds of $995 million which was used for general corporate purposes, including the refinancing of outstanding indebtedness; and
•Net issuance of commercial paper of $719 million in the third quarter and $26 million in the first nine months.

Debt financing activities in the first nine months of 2024 included the following:
•On September 18, 2024, issuance of US$750 million ($1,020 million) 4.38% Notes due 2034 in the U.S. capital markets, which resulted in total net proceeds of $1,011 million;
•On May 2, 2024, issuance of $700 million 4.60% Notes due 2029 and $550 million 5.10% Notes due in 2054 in the Canadian capital markets, which resulted in total net proceeds of $1,242 million;
•Net repayment of commercial paper of $675 million in the third quarter and $756 million in the first nine months;
•On March 22, 2024, issuance of a $412 million equipment loan under the non-revolving credit facility;
•Proceeds from the accounts receivable securitization program of $450 million in the first quarter; and
•Repayment of accounts receivable securitization borrowings of $450 million.

Additional information relating to the Company's outstanding debt securities is provided in Note 15 – Debt to the Company's 2024 Annual Consolidated Financial Statements.

Repurchase of common shares
The Company may repurchase its common shares pursuant to a Normal Course Issuer Bid (NCIB) at prevailing market prices plus brokerage fees, or such other prices as may be permitted by the Toronto Stock Exchange. Under its current NCIB, the Company may repurchase up to 20.0 million common shares between February 4, 2025 and February 3, 2026. As at September 30, 2025, the Company had repurchased 9.9 million common shares for $1,321 million under its current NCIB.

As at September 30, 2025, the Company had accrued a liability of $27 million for the two percent tax on net share repurchases made in the first nine months of 2025 ($51 million as at December 31, 2024), which was accounted for as a direct cost of common share repurchases and recorded in Shareholders’ equity. The accrued tax obligation for the 2024 net share repurchases was paid in the first quarter of 2025.

The Company repurchased 13.9 million common shares under its previous NCIB, including 0.6 million common shares in the first quarter of 2025, which allowed for the repurchase of up to 32.0 million common shares between February 1, 2024 and January 31, 2025.

	Three months ended September 30		Nine months ended September 30
In millions, except per share data	2025	2024	2025	2024
Number of common shares repurchased	7.7	2.5	10.5	14.4
Weighted-average price per share (1)	$134.77	$165.40	$137.91	$172.96
Amount of repurchase (1)(2)	$1,041	$427	$1,448	$2,498
(1)Includes brokerage fees and tax on share repurchases.
(2)Includes settlements in subsequent periods.

52 CN | 2025 Quarterly Review – Third Quarter

MANAGEMENT'S DISCUSSION AND ANALYSIS
Dividends paid
The Company paid quarterly dividends of $0.8875 per share amounting to $550 million and $1,663 million in the third quarter and first nine months of 2025 compared to $532 million and $1,607 million, at the quarterly rate of $0.8450 per share for the same periods in 2024.

Contractual obligations
In the normal course of business, the Company incurs contractual obligations. The following table sets forth the Company's contractual obligations for the following items as at September 30, 2025:

							2030 & thereafter
In millions	Total	2025	2026	2027	2028	2029
Debt obligations (1)	$21,114	$800	$774	$79	$1,090	$1,131	$17,240
Interest on debt obligations	13,714	191	879	868	868	790	10,118
Finance lease obligations	6	1	4	1	—	—	—
Operating lease obligations (2)	707	44	125	96	62	34	346
Purchase obligations (3)	2,355	1,602	233	198	234	67	21
Other long-term liabilities (4)	1,047	30	84	54	74	46	759
Total contractual obligations	$38,943	$2,668	$2,099	$1,296	$2,328	$2,068	$28,484
(1)Presented net of unamortized discounts and debt issuance costs and excludes finance lease obligations.
(2)Includes $255 million of imputed interest.
(3)Includes fixed and variable commitments for information technology services and licenses, rail, engineering services, locomotives, wheels, railroad cars, rail ties, as well as other equipment and services. Costs of variable commitments were estimated using forecasted prices and volumes.
(4)Includes expected payments for workers' compensation, pension benefit payments for the Company's non-registered supplemental pension plan, postretirement benefits other than pensions, net unrecognized tax benefits and environmental liabilities.

Adjusted debt-to-adjusted EBITDA multiple
Management believes that the adjusted debt-to-adjusted EBITDA multiple is a useful credit measure because it reflects the Company's ability to service its debt and other long-term obligations. The Company calculates the adjusted debt-to-adjusted EBITDA multiple as adjusted debt divided by the last twelve months of adjusted EBITDA. Adjusted debt is defined as the sum of Long-term debt and Current portion of long-term debt as reported on the Company’s Consolidated Balance Sheets as well as Operating lease liabilities, including current portion and pension plans in deficiency recognized on the Company's Consolidated Balance Sheets due to the debt-like nature of their contractual and financial obligations. Adjusted EBITDA is calculated as Net income excluding Interest expense, Income tax expense, Depreciation and amortization, operating lease cost, Other components of net periodic benefit income, Other income (loss), and other significant items that are not reflective of CN's underlying business operations and which could distort the analysis of trends in business performance. Adjusted debt and adjusted EBITDA are non-GAAP measures used to compute the adjusted debt-to-adjusted EBITDA multiple. These measures do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.

CN | 2025 Quarterly Review – Third Quarter 53

MANAGEMENT'S DISCUSSION AND ANALYSIS
The following table provides a reconciliation of debt and Net income in accordance with GAAP, reported as at and for the twelve months ended September 30, 2025 and 2024, to the adjusted measures presented herein, which have been used to calculate the non-GAAP adjusted debt-to-adjusted EBITDA multiple:

In millions, unless otherwise indicated	As at and for the twelve months ended September 30,	2025	2024
Debt (1)		$21,120	$20,698
Adjustments:
Operating lease liabilities, including current portion (2)		452	363
Pension plans in deficiency (3)		341	356
Adjusted debt		$21,913	$21,417
Net income		$4,618	$5,432
Interest expense		910	859
Income tax expense		1,485	784
Depreciation and amortization		1,971	1,866
Operating lease cost (4)		159	153
Other components of net periodic benefit income		(489)	(460)
Other income		(42)	(178)
Adjustment:
Loss on assets held for sale (5)		—	78
Adjusted EBITDA		$8,612	$8,534
Adjusted debt-to-adjusted EBITDA multiple (times)		2.54	2.51
(1)Represents the aggregate of Current portion of long-term debt and Long-term debt as disclosed on the Consolidated Balance Sheets.
(2)Represents the present value of operating lease payments.
(3)Represents the total funded deficit of all defined benefit pension plans with a projected benefit obligation in excess of plan assets.
(4)Represents the operating lease costs recorded in Purchased services and material and Equipment rents within the Consolidated Statements of Income.
(5)Relates to a loss on assets held for sale of $78 million recorded in the second quarter of 2024, resulting from an agreement to transfer the ownership and related risks and obligations of the Quebec Bridge located in Quebec, Canada, to the Government of Canada. See Note 4 - Assets held for sale to the Company's unaudited Interim Consolidated Financial Statements for additional information.

Off balance sheet arrangements

Guarantees and indemnifications
In the normal course of business, the Company enters into agreements that may involve providing guarantees or indemnifications to third parties and others, which may extend beyond the term of the agreements. These include, but are not limited to, standby letters of credit, surety and other bonds, and indemnifications that are customary for the type of transaction or for the railway business. As at September 30, 2025, the Company has not recorded a liability with respect to guarantees and indemnifications. Additional information relating to guarantees and indemnifications is provided in Note 11 – Major commitments and contingencies to the Company's September 30, 2025 Interim Consolidated Financial Statements.

Outstanding share data

As at October 30, 2025, the Company had 615.5 million common shares and 3.2 million stock options outstanding.

Financial instruments

Risk management
In the normal course of business, the Company is exposed to various risks from its use of financial instruments, such as credit risk, liquidity risk, and market risks which include foreign currency risk, interest rate risk and commodity price risk. A description of these risks and how the Company manages them, is provided in the section entitled Financial instruments of the Company's 2024 Annual MD&A.

54 CN | 2025 Quarterly Review – Third Quarter

MANAGEMENT'S DISCUSSION AND ANALYSIS
Derivative financial instruments
Foreign currency risk
Foreign exchange forward contracts
As at September 30, 2025, the Company had outstanding foreign exchange forward contracts to purchase as notional value of US$557 million (US$580 million as at December 31, 2024). These outstanding contracts are at a weighted-average exchange rate of $1.38 per US$1.00 ($1.37 per US$1.00 as at December 31, 2024). The weighted-average term of the contracts is 39 days (88 days as at December 31, 2024). Changes in fair values of foreign exchange forward contracts, resulting from changes in foreign exchange rates, are recognized in Other income in the Consolidated Statements of Income as they occur.

For the three and nine months ended September 30, 2025, the Company recorded a gain of $40 million and a loss of $7 million, respectively, related to foreign exchange forward contracts compared to a loss of $22 million and a gain of $53 million, respectively, for the same periods in 2024. These gains were largely offset by the re-measurement of US dollar-denominated monetary assets and liabilities recorded in Other income.

As at September 30, 2025, the fair value of outstanding foreign exchange forward contracts included in Other current assets was $7 million ($38 million, as at December 31, 2024).

Cross-currency interest rate swaps
As at September 30, 2025, the aggregate notional amount of cross-currency interest rate swaps entered into was US$975 million to hedge the US-to-Canadian dollar currency fluctuations on US dollar-denominated notes maturing on March 1, 2026 and July 15, 2028, for an aggregate principal amount of $1,401 million with a weighted average fixed annual interest rate of 3.33%.

These cross-currency interest rate swaps were designated as qualifying hedging instruments and were accounted for as cash flow hedges, with their critical terms corresponding to the related US dollar-denominated notes.

For the three and nine months ended September 30, 2025, the cumulative changes in fair values of these cross-currency interest rate swaps recorded in Accumulated other comprehensive loss in derivative instruments resulted in a gain of $32 million and a loss of $33 million, respectively. For the three and nine months ended September 30, 2025, the amounts amortized from Accumulated other comprehensive income to Other income related to foreign currency exposure and Interest expense were gains of $31 million and $4 million respectively, and a loss of $44 million and a gain of $10 million, respectively, in the same period that the carrying values of the two US dollar-denominated notes were remeasured to Canadian dollars and the interest expense was recognized.

As at September 30, 2025, the fair value of outstanding cross-currency interest rate swaps included in Other current asset was $9 million, Accounts payable and other was $22 million and Other liabilities and deferred credits was $27 million.

The cash flows related to these cross-currency interest rate swaps that pertain to the periodic interest settlements are classified as operating activities and the cash flows that pertain to the principal balance will be classified as financing activities.

Interest rate risk

Treasury locks
As at September 30, 2025, the aggregate notional amount of treasury lock agreements entered into was US$400 million to hedge US Treasury benchmark rates related to an upcoming debt issuance. The treasury locks are designated as cash flow hedging instruments with cumulative gains or losses recorded in Accumulated other comprehensive loss in derivative instruments. The treasury locks will be settled upon the issuance of debt at which point the cumulative gains or losses recorded in Accumulated other comprehensive loss will be amortized in earnings as a reduction or increase of interest expense over the term of the corresponding debt.

For the three and nine months ended September 30, 2025, the cumulative change in fair value of these treasury locks recorded in Accumulated other comprehensive loss in derivative instruments resulted in gains of $1 million and $2 million, respectively.

As at September 30, 2025, the fair value of outstanding treasury lock agreements included in Other current assets was $3 million and Other current liabilities was $1 million.
CN | 2025 Quarterly Review – Third Quarter 55

MANAGEMENT'S DISCUSSION AND ANALYSIS
Interest rate swaps
As at September 30, 2025, the Company had outstanding swaps with a notional amount of $1.0 billion designated as qualifying hedging instruments and accounted for as fair value hedges on a cumulative $1.0 billion of notes maturing on June 10, 2030 and June 10, 2035. The swaps were designed to hedge the interest rate risk associated with market fluctuations attributable to the Canadian Overnight Repo Rate Average (CORRA). The fair value gain or loss on the swaps as well as any offsetting loss or gain on the hedged notes attributable to the hedged risk are recorded in Interest expense.

For the three and nine months ended September 30, 2025, the cumulative change in fair value of these swaps recorded in Other current assets and Intangible assets, goodwill and other resulted in gains of $7 million and $5 million, respectively. For the three and nine months ended September 30, 2025, the hedging adjustment included in the carrying amount of the hedged notes within Long-term debt was losses of $7 million and $5 million, respectively.

Periodic net interest accruals for these swaps are recorded in Interest expense which were nominal for the three and nine months ended September 30, 2025, and their related settlements will be included as part of cash flows from operating activities.

Fair value of financial instruments
As at September 30, 2025, the Company's debt, excluding finance leases, had a carrying amount of $21,114 million ($20,887 million as at December 31, 2024) and a fair value of $20,147 million ($19,688 million as at December 31, 2024). The carrying amount of debt excluding finance leases exceeded the fair value due to market rates being higher than the stated coupon rates.

Additional information relating to financial instruments is provided in Note 12 – Financial instruments to the Company's September 30, 2025 Interim Consolidated Financial Statements.

Recent accounting pronouncements

The following recent Accounting Standards Updates (ASU) issued by the Financial Accounting Standards Board (FASB) have an effective date after December 31, 2024 and have not been adopted by the Company:

ASU 2025-06 – Intangibles - Goodwill and Other Internal-Use Software (Subtopic 350-40)
This ASU modernizes the accounting for internal-use software by removing references to prescriptive and sequential software development stages. The main provisions establish that capitalization begins when management authorizes and commits to funding the software project and it is probable the project will be completed and used as intended. The ASU also introduces enhanced disclosure requirements that align internal-use software disclosures to property, plant and equipment. It also consolidates guidance for website development by integrating it into the framework for internal-use software.

The amendments in this ASU are effective for annual periods beginning after December 15, 2027, including interim periods within these fiscal years. Early adoption is permitted. The amendments in this ASU must be adopted either prospectively, retrospectively or using a modified transition approach based on project status and prior capitalization.

The Company is evaluating the effects that the adoption of the ASU will have on its Consolidated Financial Statements and disclosures.

ASU 2025-05 – Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets
This ASU introduces an optional practical expedient to simplify the estimation of expected credit losses on current trade receivables and current contract assets arising from revenue transactions. When elected, an entity may assume that current conditions at the balance sheet date will remain unchanged over the remaining life of the assets in developing its reasonable and supportable forecast; entities still adjust historical loss information to reflect current conditions, but they need not incorporate forward-looking macroeconomic forecasts for assets within scope.

The amendments in this ASU are effective for annual periods beginning after December 15, 2025, including interim periods within these fiscal years. Early adoption is permitted. The amendments in this ASU should be applied prospectively to Consolidated Financial Statements.

56 CN | 2025 Quarterly Review – Third Quarter

MANAGEMENT'S DISCUSSION AND ANALYSIS
The Company is evaluating the effects that the adoption of the ASU will have on its Consolidated Financial Statements and disclosures and is considering whether to adopt the practical expedient.

ASU 2024-03 – Disaggregation of Income Statement Expenses (Subtopic 220-40)
This ASU aims to provide stakeholders a clearer understanding of an entity's expenses and enhance their ability to assess performance, forecast expenses and evaluate the entity's potential for future cash flows. The ASU amends the rules on income statement expense disclosures and requires public business entities to disaggregate and disclose, in tabular format in the notes to financial statements, specified categories of expenses contained within certain income statement expense line items; to integrate certain amounts that were already required to be disclosed under current GAAP with the new disaggregation requirements and to qualitatively disclose descriptions of the amounts remaining that were not separately disaggregated. The ASU also requires public business entities to disclose the total amount of selling expenses and, in annual reporting periods, an entity's definition of those selling expenses. This ASU does not change or remove the current disclosure requirements of expense line items on the face of the Consolidated Statements of Income.

The amendments in this ASU are effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The amendments in this ASU should be applied either prospectively to Consolidated Financial Statements issued for reporting periods following the effective date, or retrospectively to any or all prior periods presented in the Consolidated Financial Statements.

The Company is evaluating the effects that the adoption of the ASU will have on its Consolidated Financial Statements disclosures.

ASU 2023-09 – Income Taxes (Topic 740): Improvements to Income Tax Disclosures
The ASU amends the rules on income tax disclosures by modifying or eliminating certain existing income tax disclosure requirements in addition to establishing new requirements. The amendments address investor requests for more transparency about income taxes, including jurisdictional information, by requiring consistent categories and greater disaggregation of information. The ASU’s two primary amendments relate to the rate reconciliation and income taxes paid annual disclosures.

Reconciling items presented in the rate reconciliation will be in dollar amounts and percentages, and will be disaggregated into specified categories with certain reconciling items further broken out by nature and/or jurisdiction using a 5% threshold of domestic federal taxes. Income taxes paid will be disaggregated between federal, provincial/territorial, and foreign taxing jurisdictions using a 5% threshold of total income taxes paid net of refunds received.

The ASU is effective for annual periods beginning after December 15, 2024. The adoption of the ASU will impact the Company’s Annual Consolidated Financial Statement disclosures. The Company will adopt the ASU in the fourth quarter of 2025 and will reflect the relevant annual disclosure changes prospectively, including the disaggregation of rate reconciliation items and income tax payments by specified categories, nature and/or jurisdiction as described above.

Other recently issued ASUs required to be applied on or after September 30, 2025 have been evaluated by the Company and are not expected to have a significant impact on the Company's Consolidated Financial Statements.

Recent regulatory and other updates

Reciprocal switching
On April 30, 2024, the STB issued a final rule for reciprocal switching for inadequate service. The STB’s new rule allows customers to obtain reciprocal switching access to an alternate carrier in a terminal area if the incumbent railroad’s service falls below one of three objective metrics (original estimated time of arrival, transit time, and first-mile/last-mile service) and if certain other conditions are met. Any prescribed reciprocal switching arrangement for a facility in the United States would be effective for a period between three to five years and could be renewed. On May 10, 2024, the Company and two other railroads filed a petition for review of the rule with the U.S. Court of Appeals for the Seventh Circuit. On July 8, 2025, the U.S. Court of Appeals for the Seventh Circuit vacated the STB’s reciprocal switching rule, following a petition for review filed by the Company and two other railroads. The decision became effective on September 2, 2025.

No assurance can be given that these and any other current or future regulatory or legislative initiatives by the U.S. federal government and agencies will not materially adversely affect the Company's results of operations or its competitive and financial position.
CN | 2025 Quarterly Review – Third Quarter 57

MANAGEMENT'S DISCUSSION AND ANALYSIS
Environmental matters
Under the Comprehensive Environmental Response, Compensation and Liability Act of 1980 (CERCLA), the Company through one of its subsidiaries was notified by the U.S. Environmental Protection Agency (EPA) on February 28, 2024 that the EPA considers it a potentially responsible party (PRP), along with at least five other previously notified parties, with respect to the Matthiessen & Hegeler Zinc Company Site (Site) in LaSalle, Illinois. The EPA also requested that the Company respond to certain information requests, which the Company did on June 30, 2024. The Company’s designation as a PRP is based on claims that the Company, or its predecessors, had land holdings historically that were leased to others for commercial or industrial uses that may allegedly have resulted in the disposal of hazardous substances onto the Site. Based on remedial investigations and feasibility studies previously conducted, the EPA issued a Record of Decision outlining the clean-up plan for the Site and certain off-Site areas. In the second quarter of 2025, CN received a special notice letter from the EPA which requests CN to respond with a good faith offer by August 4, 2025. The Company responded to the EPA on August 4, 2025 reiterating why it should not be considered a PRP for the Site and as at October 30, 2025, there have been no further developments. The Company has not accrued for any obligation related to the remediation of the Site as it has not been able to confirm to what, if any, extent it contributed to the contamination, the extent and cost of remediation and the contribution of other potentially responsible parties and their ability to pay for their obligations.

For matters where a loss is reasonably possible but not probable, a range of potential losses cannot be estimated due to various factors which may include the limited availability of facts, the lack of demand for specific damages and the fact that proceedings were at an early stage.

Critical accounting estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates, judgments and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements. On an ongoing basis, management reviews its estimates based upon available information. Actual results could differ from these estimates. The Company's policies for income taxes, capital expenditures and depreciation and pensions and other postretirement benefits require management's more significant judgments and estimates in the preparation of the Company's consolidated financial statements and, as such, are considered to be critical. Reference is made to the section entitled Critical accounting estimates of the Company's 2024 Annual MD&A for a detailed description of the Company's critical accounting estimates. There have not been any material changes to these estimates in the first nine months of 2025.

Management discusses the development and selection of the Company's critical accounting policies, including the underlying estimates and assumptions, with the Audit, Finance and Risk Committee of the Company's Board of Directors. The Audit, Finance and Risk Committee has reviewed the Company's related disclosures.

Business risks

In the normal course of business, the Company is exposed to various business risks and uncertainties that can have an effect on the Company's results of operations, financial position, or liquidity. While some exposures may be reduced by the Company's risk management strategies, many risks are driven by external factors beyond the Company's control or are of a nature which cannot be eliminated.

Reference is made to the section entitled Business risks of the Company's 2024 Annual MD&A for a detailed description of such key areas of business risks and uncertainties with respect to: Competition, Environmental matters, Personal injury and other claims, Labor negotiations, Economic conditions, Regulation, Pandemic risk, Pension funding volatility, Reliance on technology and related cybersecurity risk, Trade restrictions, Terrorism and international conflicts, Customer credit risk, Liquidity, Supplier concentration, Availability of qualified personnel, Fuel costs and supply disruptions, Foreign exchange, Interest rates, Transportation network disruptions, Severe weather, Climate change and Reputation, which is incorporated herein by reference. Additional risks and uncertainties not currently known to management, or that may currently not be considered material by management, could nevertheless also have an adverse effect on the Company's business.

The following are material changes to the risks described in the Company's 2024 Annual MD&A.

58 CN | 2025 Quarterly Review – Third Quarter

MANAGEMENT'S DISCUSSION AND ANALYSIS
Trade restrictions
The imposition of tariffs by the U.S. administration on imports from Canada and other countries combined with retaliatory tariffs by some countries, including Canada, on U.S. exports, present significant risks to global trade. These various tariffs and trade barriers could escalate costs for materials and fuel, adversely impact the demand for one or more commodities that we transport, disrupt supply chains and negatively affect demand for rail services. These tariffs and barriers, and any additional future trade actions taken by the U.S. and other countries in response, including the further escalation or implementation of tariffs or quotas or changes to certain trade agreements, could materially adversely impact the North American and global economies.

While it is still early to fully assess the potential outcome of these global tariffs and ongoing trade actions taken by various governments and agencies globally, such actions could materially adversely affect demand for rail services and could materially and negatively impact the Company’s financial results.

Controls and procedures
The Company's Chief Executive Officer and its Chief Financial Officer, after evaluating the effectiveness of the Company's disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of September 30, 2025, have concluded that the Company's disclosure controls and procedures were effective.

During the third quarter ended September 30, 2025, there were no changes in the Company's internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) that materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.
CN | 2025 Quarterly Review – Third Quarter 59